AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1998
                                                         REGISTRATION  NO. _____
===============================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM S-3

                             REGISTRATION STATEMENT

                                      under
                           THE SECURITIES ACT OF 1933


                          FINANCIAL FEDERAL CORPORATION
             (Exact Names of Registrant as Specified in its Charter)

               Nevada                                    88-0244792
   (State or Other Jurisdiction of                    (I.R.S. Employer
    Incorporation or Organization)                 Identification Number)

                           400 Park Avenue, 8th Floor
                            New York, New York 10022
                                 (212) 888-3344
       (Address, Including Zip Code, and Telephone Number, Including Area
             Code, of each Registrant's Principal Executive Offices)

                                MICHAEL C. PALITZ
                             CHIEF FINANCIAL OFFICER
                          FINANCIAL FEDERAL CORPORATION
                           400 Park Avenue, 8th Floor
                            New York, New York 10022
                                 (212) 888-3344
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    Copy to:
                            LAWRENCE B. FISHER, ESQ.
                             CATERINA A. CONTI, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 506-5300

         Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions.
         If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              --------------------

                                          CALCULATION OF REGISTRATION FEE
===================================================================================================================
   Title of Securities to be       Amount to be       Proposed Maximum        Proposed Maximum         Amount of
          Registered                Registered      Aggregate Price Per      Aggregate Offering      Registration
                                                       Certificate(1)            Price(1)                 Fee
-------------------------------------------------------------------------------------------------------------------
4 1/2 % Convertible Subordinated
        Notes due 2005             $100,000,000             100%                $100,000,000            $29,500
Common Stock $0.50 par value
        per share                  $  3,316,062(2)           --                      --                  None(3)
===================================================================================================================

(1)      Estimated solely for the purpose of calculating the registration fee.
(2) Plus such additional indeterminate number of shares as may become issuable upon conversion of the Notes being registered hereunder as a result of adjustments to the conversion price.
(3) Pursuant to Rule 457(i) there is no filing fee with respect to the shares of Common Stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion rights.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Prospectus

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                   SUBJECT TO COMPLETION, DATED JUNE 11, 1998

[GRAPHIC OMITTED]

                         FINANCIAL FEDERAL CORPORATION

                                 $100,000,000

                4 1/2% Convertible Subordinated Notes due 2005 and Shares of Common Stock Issuable upon Conversion Thereof

      This Prospectus relates to $100,000,000 aggregate principal amount of 4 1/2% Convertible Subordinated Notes due 2005 (the "Notes") of Financial Federal Corporation, a Nevada corporation ("Financial Federal" or the "Company") and the shares of Common Stock, par value $.50 per share (the "Common Stock"), of the Company issuable upon the conversion of the Notes (the "Conversion Shares"). The Notes and the Conversion Shares may be offered from time to time for the accounts of the holders named herein (the "Selling Securityholders").
     The Notes will mature on May 1, 2005. The Notes are convertible at any time through the close of business on the final maturity date of the Notes, unless previously redeemed or repurchased, into Common Stock at a conversion price of $30.15625 per share, subject to adjustment in certain events. See "Description of Notes -- Conversion." Interest on the Notes is payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1998.
     Prior to May 4, 2001, the Notes are not redeemable at the option of the Company. Thereafter, the Notes are redeemable at the option of the Company, in whole or in part, at the declining redemption prices set forth herein, together with accrued and unpaid interest. See "Description of Notes -- Optional Redemption by the Company." In the event of a Repurchase Event (as defined), each holder may require the Company to repurchase all or a portion of such holder's Notes for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to the repurchase date. See "Description of Notes -- Repurchase at Option of Holders Upon a Repurchase Event."
     The Notes are unsecured obligations of the Company and are subordinated to all existing and future Senior Indebtedness (as defined) of the Company. The Company is a holding company and the Notes will be effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries. The Indenture contains no limitations on the incurrence of additional indebtedness or other liabilities by the Company and its subsidiaries. At April 30, 1998, the Company had approximately $10.9 million principal amount of indebtedness outstanding that would have constituted Senior Indebtedness and the Company's subsidiaries had approximately $464.4 million of indebtedness and other liabilities outstanding (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated. See "Description of Notes--Subordination."
     The Notes and Conversion Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, or at negotiated prices. See "Plan of Distribution." The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares directly or to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Notes or Conversion Shares by the Selling Securityholders. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. See "Plan of Distribution."

     The Notes have been designated for trading on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to this Prospectus will not remain eligible for trading on the PORTAL Market. The Common Stock is listed on the American Stock Exchange under the Symbol "FIF." The last reported sale price of the Common Stock on the American Stock Exchange on May 29, 1998 was $23.4375 per share. The Company has submitted an application to list the Notes and the Common Stock on the New York Stock Exchange, Inc.

                              -------------------
The securities offered hereby involve a high degree of risk. See "Risk Factors"
                                   on page 7.
                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 11, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and information statements and other information filed electronically by the Company with the Commission are available at the Commission's worldwide web site at http://www.sec.gov. The Company's Common Stock is listed on the American Stock Exchange. Reports, proxy statements and information statements and other information concerning the Company may also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Company has submitted an application to list the Common Stock and the Notes on the New York Stock Exchange. In the event the Company is approved to so list the Common Stock and the Notes, reports, proxy statements and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes and Conversion Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Notes and the Conversion Shares, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus and made a part hereof:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997;

   2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 1997 and January 31, 1998;

   3. The Company's Proxy Statement for the Company's Annual Meeting of Stockholders held on December 9, 1997;

   4. The Company's Reports on Form 8-K dated April 16, 1998 and April 27, 1998; and

   5. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on April 30, 1992.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be made in writing to the attention of the Company at 400 Park Avenue, 8th Floor, New York, New York 10022, Attn: Investor Relations, Telephone: (212) 888-3344.

                               PROSPECTUS SUMMARY


     The following information does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information in this Prospectus and in the documents, financial statements and other information incorporated by reference herein. The securities offered hereby involve a high degree of risk. See "Risk Factors." This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this Prospectus under the heading "Risk Factors" and elsewhere in this Prospectus. The Company will not undertake to update any forward-looking statement that may be made from time to time, by or on behalf of, the Company. Unless the context suggests otherwise, references in this Prospectus to the "Company" or "Financial Federal" mean Financial Federal Corporation and its subsidiaries.

                                  The Company


     The Company is a nationwide independent financial services company engaged in financing industrial, commercial and professional equipment through installment sales and leasing programs for manufacturers, dealers and users of such equipment. The Company also makes capital loans to its customers, primarily secured by the same types of equipment. The Company provides its services primarily to middle-market businesses located throughout the nation in diverse industries, such as general construction, road and infrastructure construction and repair, manufacturing, trucking, and waste disposal, the majority of which businesses have annual sales of less than $25 million. The Company finances a wide range of revenue-producing equipment such as cranes, earth-movers, machine tools, personnel lifts, trailers and trucks. In substantially all cases, the Company's finance receivables are secured by a first lien on such equipment collateral. The Company's revenues have increased from $22.9 million in fiscal 1993 to $55.3 million in fiscal 1997 and net earnings have increased from $5.0 million in fiscal 1993 to $12.9 million in fiscal 1997. The Company's finance receivables have increased from $210.2 million at July 31, 1993 to $660.3 million at January 31, 1998.


     The Company leases, finances and lends against (collectively, "finances") equipment produced and sold by manufacturers that are well recognized in their industry. Generally, the equipment financed by the Company is movable, has an economic life which is longer than the term of the financing provided by the Company, is not subject to rapid technological obsolescence, has applications in a number of different industries and has a relatively broad resale market. A majority of the equipment and machinery pledged as collateral to the Company by its obligors is used late model equipment, which is generally, at the time financed, less than five years old, except for cranes and certain other items of equipment which have economic lives in excess of 15 years. Sample types of heavy equipment that the Company finances include bulldozers, buses, cranes, earth-movers, excavators, loaders, machine tools, personnel and material lifts, recycling equipment, sanitation trucks, trucks and trailers. Most of the equipment the Company finances is used in more than one industry. The Company primarily finances its receivables through a $350 million commercial paper program in addition to borrowings obtained through relationships with approximately 20 banking institutions and other sources.


     The Company's business strategy is to increase profitably the size of its portfolio of finance receivables and its share of the equipment financing and leasing market in the United States by (i) continuing its commitment to customer service, (ii) maintaining its underwriting standards, (iii) continuing to concentrate on specified types of equipment, (iv) expanding its existing offices and expanding into new geographic markets, (v) attracting and retaining dedicated and talented personnel and (vi) improving its borrowing spread and diversifying its funding sources.

     The Company is a holding company and primarily operates through its wholly-owned subsidiary, Financial Federal Credit Inc. ("FFCI"). FFCI conducts its business through five full service operating centers located in Texas, Illinois, New Jersey, North Carolina and Arizona. Each operating center is responsible for business development as well as credit approval within designated limits and portfolio administration within its assigned geographic area. Marketing personnel in approximately 20 marketing locations report to the five full service operating centers. FFCI's operating center managers have, on average, over 20 years experience in the industry and have had extensive credit underwriting, collections and operational experience.

     The Company was founded in 1989 and is a Nevada corporation with executive offices located at 400 Park Avenue, New York, New York 10022. The Company's telephone number is (212) 888-3344.

                                 The Offering

Securities Offered.......   $100,000,000 aggregate principal amount of Notes and
                            the Conversion Shares.

Interest Payment Dates...   May 1 and November 1, beginning November 1, 1998.

Maturity.................   May 1, 2005.

Conversion...............   Convertible into Common Stock, $.50 par value, of
                            the Company at any time through the close of business on the final maturity date of the Notes, unless previously redeemed or repurchased, at a conversion price of $30.15625 per share, subject to adjustment in certain events. See "Description of Notes--Conversion."

Optional Redemption......   The Notes are not redeemable at the option of the
                            Company prior to May 4, 2001. Thereafter, the Notes will be redeemable on at least 20 days' notice at the option of the Company, in whole or in part at any time, initially at 102.571% of the principal amount thereof, and thereafter at prices declining to 100% at maturity, together with accrued and unpaid interest. See "Description of Notes --
                            Optional Redemption by the Company."

Repurchase at Option of
Holders Upon a
Repurchase Event.......     In the event that a Repurchase Event (as defined,
                            and including a Change in Control) occurs, each holder of a Note may require the Company to repurchase all or a portion of such holder's Notes for cash or, at the Company's option, Common Stock
                            (valued at 95% of the average of the closing prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to the repurchase date. See "Description of Notes -- Repurchase at
                            Option of Holders Upon a Repurchase Event."

Ranking..................   The Notes are unsecured obligations of the Company
                            and are subordinated to all existing and future
                            Senior Indebtedness (as defined) of the Company. The
                            Company is a holding company and the Notes will also be effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries. As of April 30, 1998, the
                            Company had approximately $10.9 million principal amount of indebtedness outstanding that would have constituted Senior Indebtedness and the Company's subsidiaries had approximately $464.4 million of indebtedness and other liabilities outstanding
                            (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated. The Indenture contains no limitations on the incurrence of additional Senior Indebtedness or other indebtedness by the Company or any subsidiary. See "Description of Notes--Subordination."

Use of Proceeds..........   The Company will not receive any proceeds from the
                            sale by the Selling Securityholders of the Notes or the Conversion Shares. See "Use of Proceeds."


Registration Rights......   The Company has agreed to use all reasonable
                            efforts to file with the Commission a shelf registration statement, of which this Prospectus forms a part, with respect to the resale of the Notes and the Conversion Shares and to keep such shelf registration statement effective until two years from the latest date of initial issuance of the Notes. The Company will be required to pay liquidated damages to the holders of the Notes or the Common Stock issuable upon conversion of the Notes, as the case may be, under certain circumstances if the Company is not in compliance with its registration obligations. See "Description of Notes--Registration Rights."

Trading..................   The Notes have been designated for trading on the
                            Portal Market, however, Notes sold pursuant to this Prospectus will not remain eligible for trading on The Portal Market. As of the date of this Prospectus, the Company's Common Stock is listed on the American Stock Exchange under the symbol "FIF".
                            The Company has submitted an application to list the Common Stock and the Notes on the New York Stock
                            Exchange. See "Risk Factors -- Absence of Public
                            Market for the Notes."

                                 RISK FACTORS


     This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this Prospectus, before making a decision to invest in the Notes and Conversion Shares offered hereby.


Reliance on Funding; Liquidity Needs


     The Company is and will continue to be dependent on funding its business through commercial paper, bank credit facilities and institutional debt. At April 30, 1998, the Company had committed unsecured bank credit facilities aggregating $400 million, under which $13.6 million was outstanding, and had outstanding commercial paper aggregating $259.8 million. At April 30, 1998 the Company had unused availability under its committed unsecured bank credit facilities totaling $131.6 million (excluding $259.8 million which represents 100% coverage for outstanding commercial paper). As of April 30, 1998, the Company's committed unsecured bank credit facilities expire or mature on various dates through July 2003. In addition, the Company has established a $100 million medium term note program, under which $55.0 million was outstanding as of April 30, 1998. There can be no assurance that these funding sources will not be suspended or reduced at maturity or that these funding sources will be renewed (as to which there are no obligations to do so) when they expire or mature in accordance with their respective terms or, if necessary, replaced on terms acceptable to the Company, if at all. Final scheduled maturities of most of the Company's finance receivables are longer than the average terms of these funding sources. If the Company cannot renew or replace these funding sources, its funds from scheduled payments or dispositions of its finance receivables may not be sufficient to pay amounts becoming due under these committed unsecured funding sources. Moreover, there can be no assurance that the Company could obtain increases in its existing funding sources or obtain additional funding sources to support the growth of its portfolio of finance receivables. Any inability of the Company to obtain adequate financing could have a material adverse effect on the Company's business, financial condition and results of operations.


Credit Loss Risks; Adequacy of Loss Reserves


     In addition to general economic and other conditions affecting the industries and regions of the country in which the Company's obligors operate, major factors affecting the Company's ability to maintain profitability include risks associated with: the creditworthiness and integrity of the obligors of the Company's finance receivables; the adequacy of the documentation relating to such receivables and collateral; disputes and litigation with such obligors or with their other creditors or others; the ability to enforce the Company's lien positions in the event of the bankruptcy of such obligors or otherwise; and various other factors. Furthermore, a decrease in pledged collateral value could occur due to changes in equipment resale market conditions, the failure by users of collateral to properly maintain and protect such collateral or other events. Although the Company provides a general allowance for losses on finance receivables, there can be no assurance that such allowance will be adequate. Any one or more of the foregoing factors could have a material adverse effect on the Company's business, financial condition and results of operations.


Effects of Changes In Interest Rates


     The Company's profitability depends in large part upon the extent to which its average yield on finance receivables exceeds its average cost of borrowed funds. This differential (the Company's net interest spread) is affected by the extent to which the Company's receivables mature, or the interest rate on such receivables is reset at different intervals than its borrowed funds. Because the Company's borrowed funds mature or reprice at a faster rate than its finance receivables a rapid and sustained rise in market interest rates, increasing the Company's cost of funds, could materially adversely affect the Company's net interest spread and, therefore, its profitability. In addition, increases in market interest rates could materially adversely affect the volume of originations of new financings and leases because customers and prospects may refrain from borrowings as a result of having to pay a higher rate of interest, and so could have a material adverse effect on the Company's business, financial condition and results of operations.


Risks of Economic Downturn in the United States

     An economic downturn in the United States could result in a decline in the demand for some of the types of equipment which the Company finances with a corresponding decline in originations of related finance receivables. In addition, such a downturn could result in an increase in defaults by obligors and guarantors of the Company's finance receivables and a decrease in the value of collateral which the Company could realize upon disposition following such a default. Any of these results could have a material adverse effect on the Company's business, financial condition and results of operations. Therefore, the Company's historical operating results may not be indicative of future operating results during an economic downturn.


Intense Competition

     The Company's business is highly competitive. The Company competes with banks, manufacturer-owned and independent finance and leasing companies, as well as other financial institutions. Some of these competitors have sources of funds available at a lower cost than those available to the Company, thereby enabling them to provide financing at rates lower than the Company may be willing to provide. In addition, some of those competitors may be better positioned than the Company to market their services and financing programs to vendors and users of equipment because of their ability to offer additional services and products, and more favorable rates and terms. Many of these competitors have longer operating histories and possess greater financial and other resources than the Company. There can be no assurance that the Company will be able to successfully compete which could have a material adverse effect on the Company's business, financial condition and results of operations.


Industry Concentrations

     The Company's business activities also reflect some industry concentrations of risk. The Company's finance receivables at April 30, 1998, were concentrated in the following industries: trucking (18.1%), construction (15.1%), waste disposal (13.3%) and cranes (12.1%). Historically, the industries in which the Company's customers operate have been cyclical. Adverse economic conditions affecting any one or more of the industries in which the Company is active could have an adverse effect on the financial condition of the Company's obligors operating in these industries or the value of collateral used by the Company's obligors in such operations which, in turn, could result in an increase in defaults by such obligors or a decrease in the value of such collateral used by the Company's obligors in such industries. Such an increase in defaults or decrease in collateral value could have a material adverse effect on the Company's business, financial condition and results of operations.


Dependence on Key Employees; Ability to Recruit and Retain Qualified Personnel

     The success of the Company has been and will be largely dependent on Clarence Y. Palitz, Jr., its Chief Executive Officer, Paul R. Sinsheimer, its Chief Operating Officer, Michael C. Palitz, its Chief Financial Officer and other key personnel. The Company has not entered into employment agreements with such employees, and the loss of the services of any or all of such individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company is dependent upon its ability to hire and retain additional qualified personnel. Competition for qualified personnel in the financial services industry is intense and there can be no assurance that the Company will be able to hire or retain additional qualified personnel.

Ability to Profitably Sustain Growth

     In order to sustain the Company's historical rates of growth while maintaining historical profit levels, the Company will be required to penetrate further the markets in which it presently operates, as well as successfully expand into other geographic markets by opening additional regional operating centers and/or hiring experienced marketing personnel. Accomplishing the Company's expansion goals will depend upon a number of factors, including identification of new markets in which the Company can successfully compete, the continued growth of the United States economy, the integration of new offices into existing operations, the availability of capital and the hiring of an adequate number of marketing and other qualified personnel who can be trained in the Company's operating procedures and philosophy. There can be no assurance that the Company will be able to expand into new geographic markets, hire experienced marketing personnel or compete effectively in these markets and sustain its current growth rate.


Influence by Principal Shareholders

     As of the date of this Prospectus, the Company's officers, directors and their affiliates beneficially own approximately 41% of the outstanding shares of Common Stock (without giving effect to the purchase by certain principal officers, directors and their affiliates of approximately 2.5% of the Notes offered in the initial private placement in April, 1998), and will have voting control over approximately 34% of the outstanding voting securities of the Company. Therefore, current management may exercise significant influence in the election of the directors of the Company and the outcome of most issues submitted to a vote of stockholders of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Description of Capital Stock"


Geographic Concentrations

     The Company has significant concentrations of obligors in various regions of the country. Of the Company's finance receivables at April 30, 1998, 25.0% were attributable to obligors located in the Southwest, 24.4% in the Southeast and 24.1% in the Northeast. Adverse economic conditions affecting any one or more of these or other regions could have an adverse effect on the financial condition of the obligors located there or the value of collateral used in such locations which, in turn, could result in an increase in defaults by such obligors. Such an increase in defaults or decrease in collateral value could have a material adverse effect on the Company's business, financial condition and results of operations.


Year 2000 Issue

     The Company utilizes third party vendors' network equipment, telecommunication products, and other third party software products. The failure of any critical components in the Company's computer systems to operate properly in the year 2000 and beyond may require the Company to incur unanticipated expenses and could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company's operations could also be disrupted if the companies with which the Company does business similarly do not identify and correct year 2000 issues, and such failure adversely affects their ability to do business with the Company.


Computer Systems Expansion

     The Company has plans to upgrade its information systems for the management of its receivables portfolio. Any problems in converting to the new system and any inability of the new system to correctly manage the portfolio could have a material adverse effect on the Company's business, financial condition and results of operations.


Possible Liability Claims

     Use of some of the equipment which the Company leases to its customers involves inherent risks from accidents or misuse which could result in property damage, personal injury or other losses. Although the Company typically requires lessees to maintain insurance against such claims and no such claims have been filed to date, in the event of an accident or the misuse of such equipment, the aggrieved party could attempt to hold the Company liable for damages. If a court were to hold the Company as well as the user liable in such a case, the Company's damages could be substantial and could have a material adverse effect on the Company's business, financial condition and results of operations.


Subordination

     The Notes are unsecured obligations of the Company and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined) of the Company. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company, payment default on Senior Indebtedness and certain other events, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Indenture (as defined herein) does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or any subsidiary, and the incurrence of additional indebtedness and other liabilities by the Company or any subsidiary could adversely affect the Company's ability to pay its obligations on the Notes. At April 30, 1998, the Company had approximately $10.9 million principal amount of indebtedness outstanding that would have constituted Senior Indebtedness, and the Company's subsidiaries had approximately $464.4 million of indebtedness and other liabilities outstanding (other than liabilities of a type not required to be reflected in a balance sheet in accordance with generally accepted accounting principles and intercompany indebtedness) to which the Notes would have been effectively subordinated. The Company anticipates that from time to time it will incur indebtedness, including Senior Indebtedness. See "Description of Notes -- Subordination."


Holding Company Structure

     The issuer of the Notes is a holding company with no significant operating assets. The Company's ability to redeem, repurchase or make interest and principal payments on the Notes is dependent upon the earnings of its subsidiaries and the distribution of those earnings (through dividends or otherwise) to, or upon royalties, license fees, loans or other payment of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, the Company may be unable to gain access to the cash flow or assets of its subsidiaries in amounts sufficient to pay the principal of or interest on the Notes when due or to redeem Notes at the option of the holders thereof after the occurrence of a Repurchase Event.

     The Notes are effectively subordinated to the liabilities, including trade payables and lease obligations, if any, of the subsidiaries of the Company. Any right of the Company to receive the assets of any of its subsidiaries upon the liquidation or reorganization thereof (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The Indenture does not prohibit or limit the incurrence of indebtedness and other liabilities by any subsidiary of the Company, and the incurrence of additional indebtedness and other liabilities by any subsidiary of the Company could materially adversely affect the Company's ability to pay its obligations on the Notes. As of April 30, 1998, the Company's subsidiaries had approximately $464.4 million of indebtedness and other liabilities outstanding (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated. The Company anticipates that from time to time its subsidiaries will incur significant amounts of additional indebtedness and other liabilities. See "Description of Notes -- Subordination."


Limitations on Repurchase of Notes


     If a Repurchase Event (as defined) were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing to pay the repurchase price in cash for all Notes tendered by holders thereof. The Company's ability to repurchase Notes with cash may also be limited or prohibited by the terms of its then-existing borrowing arrangements. Moreover, although under the Indenture the

Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Common Stock, any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company that apply even if the purchase price is paid with shares of capital stock. In the event a Repurchase Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Repurchase Event in and of itself may constitute an event of default under Senior Indebtedness of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "Description of Notes -- Subordination."

     No Notes may be repurchased at the option of holders upon a Repurchase Event if there has occurred and is continuing an Event of Default described under "Description of Notes -- Events of Default and Remedies" below (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).


Absence of Public Market for the Notes

     The Notes were issued in a private placement to a limited number of institutional investors and certain affiliates of the Company who are accredited investors. The Notes have been designated for trading on The Portal Market; however, Notes sold pursuant to this Prospectus will not remain eligible for trading on The Portal Market. The Company has submitted an application to list the Common Stock and the Notes on the New York Stock Exchange. However, there can be no assurance that any market for the Notes will develop or, if one does develop, that it will be maintained. The failure of an active market for the Notes to develop or to be sustained could have a material adverse effect on the trading price of such Notes. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates and the market price of the shares of Common Stock.


Potential Price Volatility of Notes and Common Stock; Effect of Sales of Common
   Stock Underlying the Notes

     The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded finance companies have in the past been, and can in the future be expected to be, especially volatile. Economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Notes and the Common Stock. Factors affecting the trading prices of the Notes and Common Stock include, without limitation, fluctuations in finance revenue and net earnings of the Company or its competitors, shortfalls in the Company's operating results from levels forecast by securities analysts, announcements concerning the Company, its competitors or customers, the introduction of new products or changes in product pricing policies by the Company, its competitors or its customers, market conditions in the industry and the general state of the securities market. In addition, the trading prices of the Notes and the Common Stock could be adversely impacted by sales of the Common Stock issuable upon conversion of the Notes.

                                USE OF PROCEEDS


     The Company will not receive any proceeds from the sale by the Selling Securityholders of the Notes or the Conversion Shares.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the period shown.

                                                            Nine Months
                                                               Ended
                         Year Ended July 31,                 April 30,
               -------------------------------------      ---------------
               1993    1994    1995    1996     1997      1997       1998
               ----    ----    ----    ----     ----      ----       ----
Ratio of
earnings to
fixed
charges....... 1.97    1.95    1.70    1.79     1.89      1.90       1.85

     For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income before income taxes plus fixed charges and (ii) fixed charges consist of interest expense and the portion of rental expense (one third) under operating leases deemed by the Company to be representative of the interest factor.


                                DIVIDEND POLICY

     The Company presently has no intention of paying cash dividends on the Common Stock in the foreseeable future. The payment of cash dividends, if any, will depend upon the Company's earnings, financial condition, capital requirements, cash flow and long range plans and such other factors as the Board of Directors of the Company may deem relevant.

                            SELLING SECURITYHOLDERS

     The Notes were originally acquired from the Company by the Initial Purchasers on April 29, 1998. The Initial Purchasers have advised the Company that the Initial Purchasers resold the Notes in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) and to a limited number of affiliates of the Company who are accredited investors (as defined in Rule 501(a) of the Securities Act). These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the Notes and/or Conversion Shares pursuant to this Prospectus. The following table sets forth certain information as of May 30, 1998 concerning the principal amount of Notes beneficially owned by each Selling Securityholder and the number of Conversion Shares that may be offered from time to time pursuant to this Prospectus.

     Except as indicated below, no Selling Securityholders have had any position, office or other material relationship with the Company or its affiliates within the past three years.

                                                           PRINCIPAL AMOUNT
                                                               OF NOTES                           NUMBER OF
                                                             BENEFICIALLY    PERCENTAGE OF    CONVERSION SHARES   PERCENTAGE OF
                                                                OWNED            NOTES              THAT           COMMON STOCK
             NAME                                          THAT MAY BE SOLD   OUTSTANDING      MAY BE SOLD (1)    OUTSTANDING (2)
             ----                                          ----------------  -------------    -----------------  -----------------
Arkansas PERS                                                   800,000             *             26,528                   *
Associated Electric & Gas Insurance Services Limited            150,000             *              4,974                   *
BancAmerica Robertson Stephens (3)(4)                         5,905,000           5.9            195,813                 1.3
BNP Arbitrage SNC                                             4,350,000           4.4            144,248                   *
CALAMOS Growth and Income Fund                                  170,000             *              5,637                   *
California Public Employees' Retirement System                2,500,000           2.5             82,901                   *
Canadian Imperial Holdings, Inc.                              5,000,000           5.0            165,803                 1.1
Champion International Corporation Master
 Retirement Trust                                               890,000             *             29,512                   *
CIBC Oppenheimer Corp. (4)                                    2,000,000           2.0             66,321                   *
C.M.S. Family Associates Limited Partnership (5)              1,000,000           1.0             33,160                   *
CYP, Inc. (6)                                                   500,000             *             16,580                   *
Delaware PERS                                                   550,000             *             18,238                   *
Delta Airlines Master Trust                                   1,525,000           1.5             50,569                   *
Donaldson, Lufkin & Jenrette Securities Corporation           4,000,000           4.0            132,642                   *
Dorinco Reinsurance Company                                   1,200,000           1.2             39,792                   *
The Dow Chemical Company Employee's Retirement Plan           1,555,000           1.6             51,564                   *
Flemington Investments Ltd.                                   1,000,000           1.0             33,160                   *
The Fondren Foundation                                          135,000             *              4,476                   *
Genesee County Employee's Retirement System                     500,000             *             16,580                   *
HSBC Securities, Inc.                                         1,500,000           1.5             49,740                   *
ICI American Holdings Trust                                     240,000             *              7,958                   *
J.P. Morgan & Co. Inc.                                        3,000,000           3.0             99,481                   *
Kettering Medical Center Funded Depreciation Account             80,000             *              2,652                   *
Laterman & Co.                                                  300,000             *              9,948                   *
Laterman Strategies 90s LLC                                     600,000             *             19,896                   *
Michael C. Palitz 1998 Grantor Retained
 Annuity Trust (7)                                              500,000             *             16,580                   *
Nalco Chemical Retirement                                       120,000             *              3,979                   *
Offshore Strategies Ltd.                                        600,000             *             19,896                   *
Pacific Life Insurance Company                                2,000,000           2.0             66,321                   *
Paloma Securities L.L.C                                       2,500,000           2.5             82,901                   *
Port Authority of Allegheny County Retirement
 and Disability  Allowance Plan for
 the Employees Represented by Local 85
 of the Amalgamated Transit Union                             1,075,000           1.1             35,647                   *
PRIM Board                                                    1,050,000           1.1             34,818                   *
RJR Nabisco, Inc. Defined Benefit Master Trust                  670,000             *             22,217                   *
Silverton International Fund Limited                          2,500,000             *             82,901                   *
Southern Farm Bureau Life Insurance - FRIC                      570,000             *             18,901                   *
Southern Farm Bureau Life Insurance Company                   1,200,000           1.2             39,792                   *
Starvest Diversified Fund - Managed                             200,000             *              6,632                   *
State of Oregon/SAIF Corporation                              3,600,000           3.6            119,378                   *
Suzanne L. Palitz 1998 Grantor Retained
 Annuity Trust (8)                                              500,000             *             16,580                   *
The Travelers Indemnity Company                               2,916,000           2.9             96,696                   *
The Travelers Insurance Company                               1,865,000           1.9             61,844                   *
The Travelers Life & Annuity Company                            219,000             *              7,262                   *
The Travelors Series Trust Convertible
 Bond Portfolio                                                 100,000             *              3,316                   *
Unifi, Inc. Profit Sharing Plan and Trust                       160,000             *              5,305                   *
United Food and Commercial Workers Local 1262 and               425,000             *             14,093                   *
 Employers Pension Fund
Univar Corporation                                              290,000             *              9,616                   *
Van Kampen American Capital Harbor Fund                       3,414,000           3.4            113,210                   *
Van Kampen American Capital Convertible
 Securities Fund                                                586,000             *             19,432                   *
Zeneca Holdings Pension Trust                                   240,000             *              7,958                   *
Other Selling Securityholders                                33,250,000          33.3          1,102,590                 6.9

*        Less than 1%

(1) Assumes conversion of the full amount of Notes held by such holder at the initial conversion price of $30.15625 per share; such conversion price is subject to adjustment as described under "Description of the Notes - Conversion." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(2) Computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act and based upon 14,825,428 shares of Common Stock outstanding as of May 27, 1998, treating as outstanding the number of Conversion Shares shown as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Notes but not assuming the conversion of the Notes of any other holder.

(3) An affiliate of BancAmerica Robertson Stephens has made available to FFCI revolving credit facilities of up to an aggregate amount of $40 million of which $10 million expires on July 29, 1998 or such earlier date as FFCI or such affiliate shall terminate the facilities, and of which $30 million expires on August 1, 2001 or such earlier date as FFCI or such affiliate shall terminate the facilities. As of April 30, 1998, no amount was outstanding under these facilities.

(4) Participated in the initial issuance of the Notes in a private placement in April, 1998 as an Initial Purchaser (as defined herein) of the Notes. Certain of the Initial Purchasers and their affiliates have engaged in transactions with and performed various investment banking, commercial banking and other services for the Company in the past, and may do so from time to time in the future.

(5) Clarence Y. Palitz, Jr., a Director, Chairman, President and Chief Executive Officer of the Company, is the controlling shareholder of CYP, Inc. which is the managing general partner of C.M.S. Family Associates Limited Partnership.

(6) Clarence Y. Palitz, Jr., a Director, Chairman, President and Chief Executive Officer of the Company, is the controlling shareholder of CYP, Inc.

(7) Michael C. Palitz, a Director, Treasurer, Chief Financial Officer and Executive Vice President of the Company and Clarence Y. Palitz, Jr., a Director, Chairman, President and Chief Executive Officer of the Company, are both Trustees of the Trust, and can each direct the disposition of the Notes.

(8) Clarence Y. Palitz, Jr., a Director, Chairman, President and Chief Executive Officer of the Company, is a Trustee and can direct the disposition of the Notes.


     The preceding table has been prepared based upon the information furnished to the Company by The First National Bank of Chicago, as trustee (the "Trustee") for the Notes, by The Depository Trust Company ("DTC"), and by the Selling Securityholders, listed above.

     The Selling Securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Notes since the date on which the information in the preceding table is presented. Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. Because the Selling Securityholders may offer all or some of the Notes that they hold and/or Conversion Shares pursuant to the offering contemplated by this Prospectus, no estimate can be given as to the amount of the Notes or Conversion Shares that will be held by the Selling Securityholders upon the termination of this offering. See "Plan of Distribution."

                             DESCRIPTION OF NOTES



The Notes have been issued under an indenture dated as of April 15, 1998
(the "Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and the Registration Rights Agreement (as defined herein). The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. Copies of the Indenture, form of Note and the Registration Rights Agreement have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. As used in this Description of Notes, the "Company" refers only to Financial Federal Corporation and does not, unless the context otherwise indicates, include any of its subsidiaries.


General


     The Notes are unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination," and convertible into Common Stock as described under "--Conversion." The Notes are limited to $100,000,000 aggregate principal amount and will mature on May 1, 2005 unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Repurchase Event (as defined).

     The Notes bear interest from April 29, 1998 at the annual rate set forth on the cover page hereof, payable semi-annually on May 1 and November 1, commencing on November 1, 1998, to holders of record at the close of business on the preceding April 15 and October 15, respectively (subject to certain exceptions in the case of conversion, redemption or repurchase of such Notes prior to the applicable interest payment date). Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal and premium, if any, is payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained by the Company for such purposes in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the Trustee. In addition, interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Notes with an aggregate principal amount equal to or in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder.


     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness or other indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the limited extent described under "--Repurchase at Option of Holders Upon a Repurchase Event" below.


     No service charge will be made for any registration or transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required to exchange or register the transfer of (i) any Note for a period of 15 days next preceding any selection of Notes to be redeemed,
(ii) any Note or portion thereof selected for redemption, (iii) any Note or portion thereof surrendered for conversion, or (iv) any Note or portion thereof surrendered for repurchase (and not withdrawn) in connection with a Repurchase Event.

Conversion

     The holders of Notes are entitled at any time through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes, other than Notes called for redemption pursuant to a redemption notice mailed to the holders by the Company in accordance with the Indenture, must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note for which a holder has delivered a Repurchase Event purchase notice exercising the option of such holder to require the Company to repurchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the holder to the Company prior to the close of business on the business day immediately preceding the date fixed for repurchase.

     The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issuance or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issuance or delivery of the Common Stock in a name other than that of the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The initial conversion price of $30.15625 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price of the Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceed 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as the closing of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and only if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in any transaction described below in "--Consolidation, Merger or Assumption."

     The Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or resulting from a subdivision or combination) or (ii) a consolidation, merger, or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations".

     The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations".

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least l% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.


Optional Redemption by the Company


     The Notes are not redeemable at the option of the Company prior to May 4, 2001. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 20 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     If redeemed during the 12-month period beginning May 1 (May 4, 2001 through April 30, 2002 in the case of the first such period):



             Year                                     Redemption Price
             ----                                     ----------------
             2001 ......................................  102.571%
             2002 ......................................  101.929
             2003 ......................................  101.286
             2004 ......................................  100.643


and 100% at May 1, 2005.


     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis or by a method the Trustee considers fair and appropriate (as long as such method is not prohibited by the rules of any United States national securities exchange or of an established automated over-the-counter trading market in the United States on which the Notes are then listed). If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.


     No sinking fund is provided for the Notes.


Repurchase at Option of Holders Upon a Repurchase Event


     The Indenture provides that if a Repurchase Event (as defined) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 40 calendar days after the date of the Company Notice (as defined), for cash at a price equal to 100% of the principal amount of the Notes, together with accrued interest, if any, to the repurchase date (the "repurchase price"), provided, however, that if a repurchase date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     The Company may, at its option, in lieu of paying the repurchase price in cash, pay the repurchase price in Common Stock valued at 95% of the average of the closing prices of the Common Stock for the five consecutive trading days ending on and including the third trading day preceding the repurchase date. Payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment as provided in the Indenture.

     Within 15 calendar days after the occurrence of a Repurchase Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Repurchase Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in the City of New York. To exercise the repurchase right, a holder of such Notes must deliver, on or before the 35th calendar day after the date of the Company Notice, written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

     "Repurchase Event" means a Change in Control (as defined) or a Termination of Trading (as defined).

     "Change in Control" will be deemed to have occurred when (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange
Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"); (ii) approval by stockholders of the Company of any plan or proposal for the liquidation, dissolution or winding up of the Company; (iii) the Company (A) consolidates with or merges into any other corporation or any other corporation merges into the Company, and in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged into or for other assets or securities as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction or (B) conveys, transfers or leases all or substantially all of its assets to any person; or (iv) any time Continuing Directors (as defined) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such day or (y) in the case of a merger or consolidation otherwise constituting a Change in Control, at least 90% of the consideration (excluding cash payments for fractional shares) in such merger or consolidation constituting the Change in Control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) and as a result of such transaction or transactions such Notes become convertible solely into such common stock.

     "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on April 24, 1998, or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or such lesser number comprising a majority of a nominating committee if authority for such nominations or elections has been delegated to a nominating committee whose authority and composition has been approved by at least a majority of the directors who were Continuing Directors at the time such committee was formed. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office.)

     The phrase "all or substantially all" of the assets of the Company, as included in the definition of Change in Control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

     A "Termination of Trading" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on any established automated over-the-counter trading market in the United States, provided that if such occurrence is the result of the primary exchange or market on which such Common Stock was so listed or traded generally not being available for listing or trading of securities, such occurrence shall not be a "Termination of Trading" unless the Common Stock continues to be neither so listed for trading nor so approved for trading for more than 30 days.

     If a Repurchase Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all Notes tendered by holders thereof. The Company's ability to repurchase Notes with cash may also be limited or prohibited by the terms of its then-existing borrowing arrangements. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Common Stock, any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company that apply even if the repurchase price is paid with shares of capital stock. In the event a Repurchase Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Repurchase Event may, in turn, cause a default under Senior Indebtedness of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination" below and "Risk Factors--Subordination."

     No Notes may be repurchased at the option of holders upon a Repurchase Event if there has occurred and is continuing an Event of Default described under "--Events of Default and Remedies" below (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).

     The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, a change in control of the Company or other transactions involving the Company that may adversely affect holders. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control but that would increase the amount of Senior Indebtedness (or other indebtedness) outstanding at such time. There are no restrictions in the Indenture or the Notes on the creation of additional Senior Indebtedness (or any other indebtedness of the Company or any of its subsidiaries) and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the Company's ability to service its debt, including the Notes. The Notes are subordinate in right of payment to all existing and future Senior Indebtedness as described under "--Subordination" below.

     Certain leveraged transactions sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the repurchase right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the repurchase right in the event of any such leveraged transaction. The right to require the Company to repurchase Notes as a result of a Repurchase Event could have the effect of delaying, deferring or preventing a Change in Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all of the Notes at the repurchase date. Consequently, the right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management. The Repurchase Event repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise. Instead, the Repurchase Event repurchase right is a standard term contained in other similar debt offerings.

     Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.


Subordination

     The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all Senior Indebtedness (as defined) whether presently outstanding or hereafter incurred or created. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness, of all Senior Indebtedness. Moreover, in the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof.

     The Company may also not make any payment upon or in respect of the Notes if (i) a default in the payment of principal of, premium, if any, interest, or other payment due on Designated Senior Indebtedness (as defined) occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default related to accelerate its maturity and the Trustee and the Company receive a notice of such default (a "Payment Blockage Notice") from a holder of Designated Senior Indebtedness, a representative of such holder or the Company. Payments on the Notes may and shall be resumed (a) in case of payment default, on the date on which such default is cured or waived or ceases to exist and (b) in case of a nonpayment default with respect to Designated Senior Indebtedness, on the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless (i) 365 days have elapsed since the first day of the effectiveness of the immediately prior Payment Blockage Notice, and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have become due have been paid in full in cash. No default (whether or not such event of default is on the same issue of Designated Senior Indebtedness) that existed or was continuing on the date of delivery of any Payment Blockage Notice shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created: (a) all indebtedness of the Company for money borrowed or evidenced by notes, debentures, bonds or other securities (including, but not limited to, those which are convertible or exchangeable for securities of the Company) and all other obligations of the Company constituting the deferred purchase price of property or assets; (b) all indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto and funding obligations with respect to letters of credit issued by the Company); (c) all indebtedness or other obligations of the Company due and owing with respect to interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements; (d) all indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit available to the Company; (e) all obligations of the Company under leases required or permitted to be capitalized under generally accepted accounting principles or under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property; (f) all indebtedness or obligations of others of the kinds described in any of the preceding clauses (a), (b), (c), (d) or (e) assumed by or guaranteed in any manner by the Company or in effect guaranteed (directly or indirectly) by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under any such guarantee or other arrangements; and
(g) all renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness or obligations of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e) or (f); unless in the case of any particular indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement, the instrument or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement is subordinate to, or is not superior to, or is pari passu with, the Notes; provided that Senior Indebtedness shall not include (i) any indebtedness of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company, (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business, or (iii) the Notes.

     The term "Designated Senior Indebtedness" means the Company's obligations under any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of holders of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     The Notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries. Any right of the Company to receive the assets of any of its subsidiaries upon the liquidation or reorganization thereof (and the consequent right of holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     The Company is a holding company with no significant operating assets. The Company's ability to redeem, repurchase or make interest and principal payments on the Notes is dependent upon the earnings of its subsidiaries and the distribution of those earnings (through dividends or otherwise) to, or upon royalties, license fees, loans or other payment of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, the Company may be unable to gain access to the cash flow or assets of its subsidiaries in amounts sufficient to pay the principal of or interest on the Notes when due or to redeem Notes at the option of the holders thereof after the occurrence of a Repurchase Event.

     As of April 30, 1998 the Company had approximately $10.9 million principal amount of indebtedness outstanding that would have constituted Senior Indebtedness, and the Company's subsidiaries had approximately $464.4 million of indebtedness and other liabilities outstanding (other than liabilities of a type not required to be reflected in a balance sheet in accordance with generally accepted accounting principles and intercompany indebtedness) to which the Notes would have been effectively subordinated. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

     Notwithstanding the foregoing, in the event that the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to make payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

     No provision contained in the Indenture or the Notes affects the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on, the Notes. The subordination provisions of the Indenture and the Notes do not prevent the occurrence of any default or Event of Default or limit the rights of any holder of Notes to pursue any other rights or remedies with respect to the Notes.

     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings or an assignment for the benefit of the creditors of the Company or a marshaling of assets or liabilities of the Company and its subsidiaries, holders of the Notes may receive ratably less than other creditors.

Events of Default and Remedies

     An Event of Default is defined in the Indenture as being: (i) a default in payment of the principal of, or premium, if any, on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture);
(ii) default for 30 days in payment of any installment of interest on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture); (iii) default by the Company for 60 days after notice given in accordance with the Indenture in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the repurchase price in respect of the Note on the repurchase date therefor (whether or not such payment in cash of the repurchase price is prohibited by the subordination provisions of the Indenture); (v) failure to provide timely notice of a Repurchase Event; (vi) failure of the Company or any Significant Subsidiary (as defined) to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (which term as used in the Indenture means obligations of, or guaranteed or assumed by, the Company or any Significant Subsidiary for borrowed money), in an amount in excess of $10,000,000 and continuance of such failure for 30 days after notice given in accordance with the Indenture; (vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $10,000,000 without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after notice given in accordance with the Indenture; or (viii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

     The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding (excluding for this purpose any Notes then held by the Company or any Affiliate) may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company were to occur, all unpaid principal of and accrued interest on the outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes, subject to certain limitations.

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the written notice by such holder of an Event of Default and an offer to indemnify to the Trustee, along with the written request by the holders of not less than 25% in principal amount of the outstanding Notes that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Notes when due and to convert such Notes.

     The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except (i) a default in payment of the principal of, or premium, if any, or interest on, any Note when due, (ii) a failure by the Company to convert any Notes into Common Stock or (iii) in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

     The Company is required to furnish to the Trustee annually within 120 days of the end of the fiscal year a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observation of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default. The Company is also required, upon becoming aware of any default or Event of Default, to deliver to the Trustee a statement specifying such default or Event of Default and the action the Company has taken, is taking or proposes to take with respect thereto.


Consolidation, Merger or Assumption

     The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets, whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) in the case of a merger or consolidation that does not involve a transfer of all or substantially all of the Company's assets, the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by written agreement all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; and (iii) certain other conditions are satisfied.


Modifications of the Indenture

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time or payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, impair, or change in any respect adverse to the holders of Notes, the obligation of the Company to repurchase any Note upon the happening of a Repurchase Event, impair or adversely affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair, or change in any respect adverse to the holder of the Notes, the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes then outstanding.

Registration Rights

     The Company and the Initial Purchasers have entered into a Registration Rights Agreement dated as of April 24, 1998 (the "Registration Rights Agreement") between the Company and the initial purchasers (the "Initial Purchasers") named therein in connection with the initial issuance of the Notes.

     Pursuant to the Registration Rights Agreement, the Company agreed to file, at its expense, with the Commission as promptly as practicable after the earliest date of initial issuance of any of the Notes, a shelf registration statement (the "Shelf Registration Statement"), of which this Prospectus forms a part, on such form as the Company deems appropriate covering resales of Transfer Restricted Securities by the holders thereof and to use reasonable efforts to cause such registration statement to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of such date that is two years after the latest date of initial issuance of any of the Notes or until the Shelf Registration Statement is no longer required for transfer of any Transfer Restricted Securities. For purposes of the foregoing, "Transfer Restricted Securities" means each Note and share of Common Stock issued upon conversion thereof until the date on which such Note or share of Common Stock has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or the date on which such Note or share of Common Stock is distributed to the public pursuant to Rule 144 under the Securities Act or is sellable pursuant to Rule 144(k) under the Securities Act (or any similar provisions then in force) or the date on which such Note or share of Common Stock ceases to be outstanding, whichever date is earliest.

     The Registration Rights Agreement provides that (i) the Company will use all reasonable efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after the earliest date of initial issuance of any Notes (the "Closing Date") and (ii) the Company will use all reasonable efforts to cause the Shelf Registration Statement to be declared effective by the Commission as promptly as practicable but in no event later than 150 days after the Closing Date. If (i) the Shelf Registration Statement is not filed with the Commission on or prior to 60 days after the Closing Date, (ii) the Shelf Registration Statement has not been declared effective by the Commission within 150 days after the Closing Date or (iii) the Shelf Registration Statement is filed and declared effective but shall thereafter cease to be effective or usable (without being succeeded immediately by an additional Shelf Registration Statement filed and declared effective which is then available for effecting resales of Transfer Restricted Securities) for a period of time which shall exceed 90 days in the aggregate in any period of 365 consecutive days (each such event referred to in clauses (i) through (iii), a "Registration Default"), the Company will pay liquidated damages to each holder of Notes or Common Stock issuable upon conversion thereof that are Transfer Restricted Securities, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes and, if applicable, on an equivalent basis per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock constituting Transfer Restricted Securities held by such holder. The rate of accrual of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes and, if applicable, by an equivalent amount per week per share (subject to adjustment as set forth above) of Common Stock constituting Transfer Restricted Securities for each subsequent 90-day period until the applicable Registration Statement is filed, the applicable Registration Statement is declared effective and becomes available for effecting sales of securities, or the Shelf Registration Statement again becomes effective and becomes available for effecting sales of securities, as the case may be, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Notes or if applicable, an equivalent amount per week per share (subject to adjustment as set forth above) of Common Stock constituting Transfer Restricted Securities. Following the cure of a Registration Default, liquidated damages will cease to accrue with respect to such Registration Default (without in any way limiting the effect of any subsequent Registration Default). All accrued liquidated damages shall be paid to the holders of Notes or shares of Common Stock (as applicable) in the same manner as interest payments on the Notes on semiannual payment dates which correspond to interest payment dates for the Notes. The use of the Shelf Registration Statement for effecting resales of Transfer Restricted Securities may be suspended in certain circumstances described in the Registration Rights Agreement upon notice by the Company to the holders of the Transfer Restricted Securities, subject to the rights of the holders of Transfer Restricted Securities to receive liquidated damages if the aggregate number of days of such suspensions in any year exceeds the periods described above.

     The Company will provide to each registered holder copies of such prospectus, notify each registered holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Transfer Restricted Securities. The Company agreed in the Registration Rights Agreement to give notice to all holders of the filing and effectiveness of the Shelf Registration Statement. Attached to the Offering Circular distributed in connection with the initial issuance of the Notes as Annex B was a form of notice and questionnaire (the "Questionnaire") to be completed and delivered by a holder to the Company prior to any intended distribution of Transfer

Restricted Securities pursuant to the Shelf Registration Statement. Holders are required to complete and deliver the Questionnaire prior to the effectiveness of the Shelf Registration Statement so that such holders may be named as selling stockholders in the related prospectus at the time of effectiveness. Upon receipt of such a completed Questionnaire, together with such other information as may be reasonably requested by the Company, from a holder following the effectiveness of the Shelf Registration Statement, the Company will, as promptly as practicable but in any event within five business days of such receipt, file such amendments to the Shelf Registration Statements or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of Transfer Restricted Securities (subject to the Company's right to suspend the use of the prospectus as described above). The Company has agreed to pay liquidated damages to such holder if the Company fails to make such filing in the time required or, if such filing is a post-effective amendment of the Shelf Registration Statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing thereof. Any holder that does not complete and deliver a Questionnaire or provide such other information will not be named as a selling stockholder in the prospectus and therefore will not be permitted to sell any Transfer Restricted Securities pursuant to the Shelf Registration Statement. A holder who sells the Transfer Restricted Securities pursuant to the Shelf Registration Statement will be required to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions). The specific provisions relating to the registrations described above will be contained in the Registration Rights Agreement to be entered into prior to the closing of this offering.


Taxation of Notes

     See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax aspects which will apply to holders of Notes.


Satisfaction and Discharge

     The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.


Governing Law

     The Indenture, the Registration Rights Agreement and the Notes are governed by and construed in accordance with the laws of the State of New York.



Concerning the Trustee

     The First National Bank of Chicago, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

     During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and the Trust Indenture Act of 1939, as amended (the "TIA"), contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as described in the TIA), it must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

General

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $0.50 per share, and 500,000 shares of Preferred Stock, par value $1.00 per share. As of May 27, 1998, 14,825,428 shares of Common Stock are outstanding.

Common Stock

     The holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise such vote either in person or by proxy. Stockholders are not entitled to cumulative voting with regards to the election of directors, which means that the holders of more than 50% of the Common Stock voting for the election of directors can elect all of the directors to be elected by holders of Common Stock, in which event the holders of the remaining Common Stock voting will not be able to elect any director. Subject to preferences to which holders of Preferred Stock issued after the sale of the Common Stock offered hereby may be entitled, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. The Company does not presently anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors' and to preferences to which holders of Preferred Stock issued after the sale of the Common Stock offered hereby may be entitled. The holders of Common Stock have no preemptive, subscription, redemption or sinking fund rights. The Common Stock currently outstanding, and the Conversion Shares are and will be validly issued, fully paid and nonassessable.

Preferred Stock

     The Board has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by the stockholders. At present, the Company has no plans to issue any of the Preferred Stock and is not aware of any pending or proposed transaction that would be affected by such an issuance.

Certain Effects of Authorized and Unissued Stock

     The authorized, unissued and unreserved shares of Common Stock and Preferred Stock may be issued for a variety of proper corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. The Company does not presently intend to issue additional shares of Common Stock or Preferred Stock (other than in connection with the Company's Stock Option Plan, upon the exercise of outstanding warrants or upon conversion of the Notes offered hereby).

     One of the effects of the existence of unissued and unreserved shares of Common Stock and Preferred Stock may be to enable the Board to discourage an attempt to change control of the Company (by means of a tender offer, proxy contest or otherwise) and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary duties, the Board determined that an attempt to change control of the Company was not in the Company's best interest, the Board could authorize, without having to obtain approval of the stockholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. In this regard, the Board has the authority to establish the rights and preferences of the authorized and unissued shares of Preferred Stock, one or more series of which could be issued entitling the holders thereof to vote separately as a class or to cast a proportionately larger vote than the holders of shares of Common Stock on any proposed action, to elect directors having terms of office or voting rights greater than the terms of office or voting rights of other directors, to convert shares of Preferred Stock into a proportionately larger number of shares of Common Stock or other securities of the Company, to demand redemption at a specified price under prescribed circumstances related to such a change or to exercise other rights designed to impede such a change. The issuance of shares of Preferred Stock, whether or not related to any attempt to effect such a change, may adversely affect the rights of the holders of shares of Common Stock.

Certain Charter Provisions

     Under Nevada law, directors of a Nevada corporation can generally be held liable for certain types of negligence and other acts and omissions in connection with the performance of their duties to the corporation and its stockholders. As permitted by Nevada law, however, the Company's Articles of Incorporation contain a provision eliminating the liability of the Company's directors for monetary damages for breaches of their duty of care to the Company and the stockholders, except as described below.

     Such provision is limited by Nevada law to persons who act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Although the issue has not been determined by any court, such provision would probably have no effect on claims arising under federal securities laws.


Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is The Bank of New York.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and Conversion Shares, but does not propose to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary deals only with holders that will hold Notes and Conversion Shares as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as foreign persons, banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons subject to the alternative minimum tax, or persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell Notes or Common Stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchases of the Notes who purchase the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Interest

     Interest on a Note generally will be taxable to a holder as ordinary interest income at the time it accrues or is received, in accordance with the holder's usual method of accounting for U.S. federal income tax purposes. The Company intends to report the likelihood of the payment of liquidated damages to a holder of Notes or Common Stock as remote for U.S. federal income tax purposes. Payment of liquidated damages most likely will be taxable to a holder as ordinary income.

Sale, Exchange or Redemption of the Notes

     Upon the sale, exchange or redemption of a Note, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Note. A holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. The maximum rate of tax on long-term capital gains on capital assets held by an individual for more than 18 months is 20%, and gain on capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%.

Conversion of the Notes

     A holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional Share of Common Stock. A holder's tax basis in the Common Stock received on conversion of a Note will be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted. Special federal income tax rules for the treatment of the conversion of a Note into Common Stock may apply if a holder converts after a record date for the payment of interest but prior to the next succeeding interest payment date.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for a fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share),

Dividends; Adjustment to Conversion Price

     Dividends paid on the Common Stock generally will be includable in the income of a holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

     Holders of convertible debt instruments such as the Notes may, in certain circumstances, be deemed to have received constructive distributions where the conversion ratio of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to stockholders of the Company) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the holders of Notes might be deemed to have received constructive distributions taxable as dividends.

Sale of Common Stock

     Upon the sale or exchange of Common Stock, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in Common Stock is more than one year at the time of the sale or exchange. Gain on capital assets held by an individual for more than one year is subject to certain maximum rates of tax, as discussed above under "-Sale, Exchange or Redemption of the Notes." A holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "-Conversion of the Notes."

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock, and a 31% backup withholding tax may apply to such payments if the holder either (i) fails to demonstrate that the holder comes within certain exempt categories of holders or (ii) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, is notified by the IRS that he has failed to report payments of interest and dividends properly, or under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Pursuant to the Registration Rights Agreement, the Registration Statement of which this Prospectus forms a part was filed with the Commission covering the resale of the Notes and the Conversion Shares (the "Securities"). The Company has agreed to use all reasonable efforts to keep the Registration Statement effective until the earlier of such date that is two years after the latest date of initial issuance of any of the Notes or until the Registration Statement of which this Prospectus forms a part is no longer required for transfer of any Notes. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.

     The Notes and the Conversion Shares may be sold in one or more transactions at fixed prices at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales of Notes and Conversion Shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Notes or Conversion Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market or (iv) through the writing of options. The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares directly to purchasers, through broker-dealers acting as agents for the Selling Securityholders, or to broker-dealers who may purchase Notes or Conversion Shares as principals and thereafter sell the Notes or Conversion Shares from time to time in transactions. In effecting sales, broker-dealers engaged by Selling Securityholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Conversion Shares for whom such broker-dealer may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Securityholdes and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Notes or Conversion Shares offered hereby and purchased by them may be deemed to be underwriting comissions or discounts under the Securities Act.

     At the time a particular offering of the Notes and/or the Conversion Shares is made and to the extent required, the aggregate principal amount of Notes and number of Conversion Shares being offered, the name or names of the Selling Securityholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions or commissions and other terms constituting compensation from the Selling Securityholders, and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying Prospectus Supplement.

     Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses incident to the offer and sale of the Notes and Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Selling Securityholders may be requried to make in respect thereof.

     To comply with the securities laws of certain jurisdictions, if applicable, the Notes and Conversion Shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the Conversion Shares may be limited in its ability to engage in market activities with respect to such Notes or Conversion Shares. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchase and sales of any of the Notes and Conversion Shares by the Selling Securityholders. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Notes and Conversion Shares to engage in market-making activities with respect to the particular Notes and Conversion Shares being distributed for a period of five business days prior to the commencement of the distribution. The foregoing may affect the marketability of the Notes and the Conversion Shares.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes and the Conversion Shares will be passed upon for the Company by Erwin Thompson & Hascheff, and certain legal matters with respect to the statements made in "Certain Federal Income Tax Consequences" will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, New York, New York. Lawrence B. Fisher, Esq., a partner of Orrick, Herrington & Sutcliffe LLP, is a director of the Company and holds 5,000 shares of Common Stock.


                                    EXPERTS

     The consolidated financial statements of the Company at July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997, incorporated by reference in this Prospectus have been audited by Eisner
& Lubin LLP, Certified Public Accountants, independent auditors, as set forth in their reports thereon and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

================================================================================
NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES DESCRIBED HEREIN BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                       ----------------------------------

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

Available Information ..........................................        2
Incorporation of Certain Documents by Reference ................        2
Prospectus Summary .............................................        3
Risk Factors ...................................................        7
Use of Proceeds ................................................       12
Ratio of Earnings to Fixed Charges .............................       12
Selling Securityholders ........................................       13
Description of the Notes .......................................       14
Description of Capital Stock ...................................       26
Certain Federal Income Tax Considerations ......................       28
Plan of Distribution ...........................................       30
Legal Matters ..................................................       32
Experts ........................................................       32

================================================================================

================================================================================




                         FINANCIAL FEDERAL CORPORATION


                                  $100,000,000

                 4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                                      AND
                             SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF

                               -------------------

                                   PROSPECTUS

                               -------------------




                                  JUNE 11, 1998



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

     Registration Fee.............................................. $ 29,500.00
     Printing Fees and Expenses....................................   13,000.00
     Trustee's Fees................................................    5,000.00
     Legal Fees and Expenses.......................................   15,000.00
     Miscellaneous Fees............................................   12,500.00
                                                                    -----------
        Total...................................................... $ 75,000.00
                                                                    ===========

Item 15.  Indemnification of Directors and Officers.

     Under Nevada law, directors of a Nevada corporation can generally be held liable for certain types of negligence and other acts and omissions in connection with the performance of their duties to the corporation and its stockholders. As permitted by Nevada law, however, the Company's Articles of Incorporation contain a provision eliminating the liability of the Company's directors for monetary damages for breaches of their duty of care to the Company's and the stockholders, except as described below.

     Such provision is limited by Nevada law to persons who act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Although the issue has not been determined by any court, such provision would probably have no effect on claims arising under federal securities laws.

Item 16.  Exhibits.

     (a)  Exhibits

     4.1 Indenture, dated as of April 15, 1998, between Registrant and First National Bank of Chicago
     4.2 Registration Rights Agreement, dated as of April 24, 1998, between Registrant and BancAmerica Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation, Piper Jaffray Inc., CIBC Oppenheimer Corporation, Friedman, Billings, Ramsey & Co., Inc., Schroder & Co. Inc., and Wheat, First Securities, Inc.
     4.3  Specimen 4 1/2 % Convertible Subordinated Note Due 2005
     4.4  Specimen Common Stock Certificate
     5.1 Opinion of Erwin Thompson & Hasheff with respect to legality of Notes and Conversion Shares
     5.2 Opinion of Orrick, Herrington & Sutcliff LLP with respect to certain federal income tax considerations
     12.1 Statement re: computation of ratios
     23.1 Consent of Erwin Thompson & Hasheff (included in its opinion filed as
          Exhibit 5.1)
     23.2 Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.2)
     23.3 Consent of Eisner & Lubin LLP, independent public accountants to Registrant
     24.1 Power of Attorney (See page II-4)
     25.1 Statement of eligibility of trustee
---------------
     (b)  Financial Statements

     All financial statements, schedules and historical information have been omitted as they are not applicable.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes as follows:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (f) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus included in this Registration Statement is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 11, 1998.

                                     FINANCIAL FEDERAL CORPORATION

                                     By:    /s/ Clarence Y. Paltiz, Jr.
                                         -------------------------------------
                                     Name:  Clarence Y. Palitz, Jr.
                                     Title: Chairman, Chief Executive Officer,
                                            President and Director

     KNOW ALL PERSONS BY THESE PRESENT, that the persons whose signatures appear below each severally constitutes and appoints Clarence Y. Palitz, Jr. as true and lawful attorney-in-fact- and agent, with full powers of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibit thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all which said attorney-in-fact and agent, or his substitution or substitutes, may lawfully do, or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 11, 1998 by the following persons in the capacities indicated.

Signature

/s/ Clarence Y. Palitz, Jr.
-----------------------------
Name:    Clarence Y. Palitz, Jr.
Title:   Chairman, Chief Executive Officer,
         President and Director

/s/ Michael C. Palitz
-----------------------------
Name:    Michael C. Palitz
Title:   Executive Vice President, Chief
         Financial Officer and Director

/s/ Paul R. Sinsheimer
-----------------------------
Name:    Paul R. Sinsheimer
Title:   Executive Vice President, Chief
         Operating Officer and Director

/s/ David H. Hamm
-----------------------------
Name:    David H. Hamm
Title:   Controller and Assistant Treasurer

/s/ Lawrence B. Fisher
-----------------------------
Name:    Lawrence B. Fisher
Title:   Director

/s/ William C. MacMillen, Jr.
-----------------------------
Name:    William C. MacMillen, Jr.
Title:   Director

/s/ Bernard G. Palitz
-----------------------------
Name:    Bernard G. Palitz
Title:   Director

                                  EXHIBIT INDEX




Exhibits                                                              Page
--------                                                             ------


4.1  Indenture, dated as of April 15, 1998, between Registrant and First National Bank of Chicago ..........................
4.2 Registration Rights Agreement, dated as of April 24, 1998, between Registrant and BancAmerica Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation, Piper Jaffray Inc., CIBC Oppenheimer Corporation, Friedman, Billings, Ramsey & Co., Inc., Schroder & Co. Inc., and
     Wheat, First Securities, Inc. ...............................
4.3  Specimen 4 1/2 % Convertible Subordinated Note Due 2005 .....
4.4  Specimen Common Stock Certificate ...........................
5.1  Opinion of Erwin Thompson & Hasheff with respect to
     legality of Notes and Conversion Shares .....................
5.2  Opinion of Orrick, Herrington & Sutcliff LLP with respect to certain federal income tax considerations ................
12.1 Statement re: computation of ratios .........................
23.1 Consent of Erwin Thompson & Hasheff (included in its
     opinion filed as Exhibit 5.1) ...............................
23.2 Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.2) ........................
23.3 Consent of Eisner & Lubin LLP, independent public
     accountants to Registrant ...................................
24.1 Power of Attorney (See page II-4) ...........................
25.1 Statement of eligibility of trustee .........................
---------------